

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06026252



RECD S.E.C.
FEB 2 8 2006
1086

February 23, 2006

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
49th Floor
New York, NY 10285

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2006

Re: American Express Company
Incoming letter dated December 23, 2005

Dear Mr. Schwartz:

This is in response to your letter dated December 23, 2005 concerning the shareholder proposal submitted to American Express by Thomas Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385


AMERICAN
EXPRESS

RECEIVED

2005 DEC 28 PM 2:36

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
49th Floor
New York, New York 10285

December 23, 2005

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Thomas Strobhar

Ladies and Gentlemen:

This letter is to inform you that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, American Express Company, a New York corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal and supporting statement (collectively, the "Proposal") submitted by Thomas Strobhar (the "Proponent") to the Company by facsimile and letter on November 9, 2005.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing him of the Company's intention to exclude the Proposal from the 2006 Proxy Materials.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because the supporting statement creates a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.


AMERICAN
EXPRESS

PROPOSAL

The Proposal requests that the Company "form a committee to explore ways to formulate an equal employment opportunity policy which complies with all federal, state and local regulations but does not make reference to any matters related to sexual interests, activities or orientation." The Proposal's supporting statement indicates that "while the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern." A copy of the Proposal and accompanying cover letter, dated November 4, 2005, is attached hereto as Exhibit A.

ANALYSIS

I. The Proposal is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal relates to a matter of ordinary business operations and, under Rule 14a-8(i)(7), such a proposal may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on Commission Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n.47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). With respect to a proposal requesting the establishment of a special committee, the Commission has stated that the Staff will "consider whether the subject matter of the special report or the committee involves a matter of ordinary business:


AMERICAN
EXPRESS

where it does the proposal will be excludable under 14a-8(i)(7)." Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). A major function of a company's management is to consider and control the different legal and financial risks that the company faces. Companies manage risk through the implementation of various policies and procedures that specify the best accepted practices in many areas, such as environmental policy, quality assurance policy, health and safety policy and securities trading policies. Due to the complexity of federal, state and local employment laws, and the risk to the company of non-compliance, most prudent company managements develop policies to govern equal employment opportunity practices.

The Proposal seeks to take risk-management decisions regarding the Company's equal employment opportunity policy away from management and put them in the hands of shareholders. Specifically, the Proposal seeks to amend the policy to exclude reference to sexual interest, activities or orientation. The decision regarding whether to remove reference to sexual interest, activities or orientation from the equal employment opportunity policy is a risk management decision that falls within the purview of ordinary business operations. Discriminating on the basis of sexual orientation or preferences is illegal in many states in which our Company has employees and does business, including California, Connecticut, Illinois, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Hampshire, New Jersey, New Mexico, New York, Rhode Island, Vermont and Wisconsin. Further, more than 100 cities include sexual orientation as a protected category, including Atlanta, Baltimore, Boston, Chicago, Los Angeles, New York City, Philadelphia, Portland, San Francisco and Seattle. The Proposal, if adopted, would expose the Company to increased risk of employment-related lawsuits from those who believe their employment at the company was terminated or refused due to their sexual orientation—a situation which would be illegal in many jurisdictions. Should such an employment-related lawsuit be filed against the Company, the fact that the Company removed any reference to non-discrimination on the basis of sexual orientation from its equal employment opportunity policy would be a critical piece of evidence that the plaintiff could use against the Company. In fact, removal increases the Company's exposure to charges that it is implicitly sanctioning this discriminatory conduct. For these risk management reasons, along with other reasons, the Company has made a decision to include sexual orientation in its equal employment opportunity policy. Evaluating potential risks and managing such risks are fundamentally functions performed by Company management. The monitoring and evaluation of matters that may pose a legal risk to the Company are clearly within the scope of management's ordinary business operations.


AMERICAN
EXPRESS

The Staff has consistently permitted the exclusion of proposals related to the evaluation and management of risk, and we respectfully request that the Staff maintain its stance with respect to the Proposal. In both Xcel Energy, Inc. (April 1, 2003) and Cinergy Corp. (February 5, 2003), shareholder proposals urged the board of directors to issue a report disclosing "the economic risks associated with the Company's past, present and future emissions" [of several greenhouse gases] and "the public stance of the company regarding efforts to reduce these emissions." The Staff concurred with Xcel and Cinergy that these proposals related to ordinary business matters, and therefore were excludable under Rule 14a-8(i)(7), as they related to "evaluation of risks and benefits," or "ordinary business operations." Similarly, in Willamette Industries, Inc. (March 20, 2001), the Staff concurred with Willamette that a shareholder proposal requesting the board of directors to create an independent committee to prepare a report outlining the company's environmental issues and efforts to resolve them, including an estimate of worst case financial exposure, was excludable under Rule 14a-8(i)(7), noting that risk evaluation is a function that is conducted in the ordinary course of the company's business. In Texas Instruments, Inc. ("TI") (January 28, 2005), in which the proponent requested the board review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives, the Staff concurred with TI that the proposal was excludable under Rule 14a-8(i)(7) as relating to the evaluation of risk. Like each of these situations, any decision to amend the Company's equal employment opportunity policy, a central purpose of which is to thwart employment discrimination lawsuits, requires a complex risk management analysis about which shareholders are not, as a group, in a position to make an informed judgment.

The Company is aware that the Staff denied relief to the Coca-Cola Company on a proposal it received requesting that the board of directors amend its "corporate, diversity, and equal employment policies to exclude reference to sexual orientation" and "cease support of homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people." See Coca-Cola Company (January 7, 2003; February 25, 2003). Although the arguments set forth by Coca-Cola, based largely on the idea that Coca-Cola should be able to ensure that its employee base reflects its consumer base, did not meet the burden for exclusion, the Company respectfully submits that the argument set forth in this letter provides a stronger basis for exclusion under Rule 14a-8(i)(7) because it focuses on the ways in which the proposal intrudes on the Company's ability to evaluate and manage risk—a function best reserved to the Company's management.

The proponent also makes clear in his fourth "Whereas" clause one element of his actual, but unspoken agenda. There he notes that the type of equal employment opportunity policy that he is trying to forbid the Company from maintaining establishes one of the predicates for a benefits policy that includes gay and lesbian employees. Thus, the Proponent is seeking to establish a policy that would make it difficult, if not



impossible, to provide employee benefits for domestic partners. Yet the proponent does not make that proposal directly. This subterfuge is not surprising because such a direct proposal that the proponent made to another company—which would have prohibited that company from providing domestic partner benefits to executives making over $500,000 per year—was permitted to be excluded as relating to that company's ordinary business. AT&T Corp. (February 25, 2005). Cloaking this Proposal in terms of equal employment opportunity policy does not hide its essential character.

In addition to the risk-management intrusion in ordinary business matters, the Proposal would also intrude on the Company's ability to tailor its employment and benefits policies to address the diverse needs of its workforce and hamper its ability to attract and retain the most talented employees. There is nothing better classified as ordinary business than the way in which a company relates to its employees. By artificially hindering the Company's ability to address issues of sexual orientation, the Proposal would deny the Company the opportunity to establish appropriate ground rules for employee conduct. Equal employment opportunity policies, virtually unheard of a half century ago, are now commonplace across all industries. There is nothing extraordinary about them and management of companies should be left alone to develop those that make the most sense to the company's business. The Proposal, by dictating the details of what has become an ordinary and necessary part of a company's relationship with its workforce, would intrude on the Company's ordinary business operations.

II. The Proposal is Excludable under Rule 14a-8(i)(3) Because It is Materially Misleading and Therefore Violates the Proxy Rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that proposals and supporting statements that are materially misleading in that they create uncertainty regarding the matter being voted upon, violate Rule 14a-9 and consequently may be omitted pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14B (September 15, 2004).

Substantial portions of the Proposal's supporting statement conflict with the core resolution of the Proposal, therefore creating uncertainty as to the matter being voted upon. The actual resolution proposed seeks to eliminate all references to "sexual interests, activities or orientation" from the Company's equal employment policy. In isolation, the resolution appears to be judgment-neutral with respect to sexual orientation. Indeed, the first two "Whereas" clauses in the supporting statement discuss the "inappropriate" nature of taking sexual interests into account in employment matters. Shareholders would likely interpret these initial clauses as supportive of an equal



employment opportunity policy that did not discriminate on the basis of sexual orientation. In a sudden shift in tone, however, the final seven "Whereas" clauses of the supporting statement reference—in a decidedly negative light—issues of illegality, disease, and cultural and religious condemnation associated with non-heterosexual behavior, among other things. These conflicting portions of the supporting statement make it unclear whether the resolution proposed is meant to further or reverse the creation of a more inclusive equal opportunity employment policy in a way that produces a material uncertainty as to the subject matter of the vote in the eyes of a reasonable shareholder.

Various proponents have made proposals to other companies involving sexual orientation and domestic partner benefits. Unlike the Proponent, proponents in several of these other cases have taken a clearly discernible stance for or against discrimination based on sexual orientation. Some have vigorously opposed such discrimination. See, e.g., OGE Energy, Inc. (February 24, 2004). Others have sought to prohibit domestic partner benefits and implicitly have favored discrimination based on sexual orientation. See, e.g., AT&T Corp. (February 25, 2005).

Unlike the letters referenced in the above paragraph, the confusing and conflicting portions of the supporting statement of the Proposal, combined with the seemingly neutral language of the proposed resolution, create an uncertainty as to the subject matter of the vote in the current instance. Accordingly, the Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations, and under Rule 14a-8(i)(3) as materially misleading. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-0360; e-mail – harold.e.schwartz@aexp.com) if I can be of any further assistance to you with regard to this matter.


AMERICAN
EXPRESS

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Group Counsel

Attachment

cc: Mr. Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

Stephen P. Norman, Esq.
Richard M. Starr, Esq.
Darla M. Stuckey, Esq.
Keith F. Higgins, Esq.

EXHIBIT A

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

November 4, 2005

Stephen P. Norman
Secretary
American Express Company
200 Vesey Street
New York, New York 10285

Dear Mr. Norman:

I am the owner of 50 shares of American Express common stock. I have continuously owned the shares more than one year and intend to hold them through the next annual meeting. At that meeting, I will offer the following resolution:

Whereas, it would be inappropriate and possibly illegal to ask a job applicant or employee about their sexual interests, inclinations and activities.

Whereas, it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job.

Whereas, unlike the issues of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance.

Whereas, according to the Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual, and transgender political organization, on their website states, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy...."

Whereas, domestic partner benefit policies pay people who engage in homosexual sex acts, which were illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedism for a thousand years or more.

Whereas, cohabitation, regardless of sexual orientation, is illegal in North Carolina, North Dakota and several other states.

Whereas, the Armed Forces of the United States is one of the largest and most diverse organizations in the world. They protect the security of us all while adhering to a "don't ask, don't tell policy" regarding sexual interests.

Whereas, our company does not discriminate against tobacco users when they apply for a job even though they are not protected by any employment clause. It also does not pay tobacco users benefits based on their engaging in this personally risky behavior.

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that American Express form a committee to explore ways to formulate an equal employment opportunity policy which complies with all federal, state and local regulations but does not make reference to any matters related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern.

Sincerely,



Thomas Strobhar

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 23, 2005

The proposal requests that American Express form a committee to explore ways to formulate an equal employment opportunity policy which does not make reference to any matters related to sexual interests, activities or orientation.

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(3).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Sincerely,



Amanda McManus
Attorney-Adviser